Subsidiaries of Smartsheet Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Smartsheet Australia Pty Ltd	Australia
Smartsheet UK Limited	United Kingdom
Artefact Product Group, LLC	Washington, USA
TernPro Inc.	Delaware, USA
Brandfolder, Inc.	Delaware, USA